Free Writing Prospectus (To the Prospectus dated April 4, 2011, as supplemented by the Preliminary Prospectus Supplement dated September 9, 2013)	Filed Pursuant to Rule 433 Registration Statement No. 333-173299 September 9, 2013

Instructions for Login and Use of Zions Direct Auction Platform

Step by Step Instruction for Fixed / Floating Rate Subordinated Notes Auction

Step 1 Enter “auctions.zionsdirect.com” in your internet browser and click on the

“Login” button on the top right of the page.

Step 2 Enter Login and Password provided by your sales representative, then change the password as prompted.

Step 3 Enter 3 security questions (these are for easy password retrieval in the event that it is misplaced / forgotten).

Step 4 You will be returned to the Calendar page where you will see the auction for the auction of the Zions Fixed / Floating Rate Subordinated Notes . Once

there, click on the blue “Enter Bids” button to be directed to the

Qualifications page.

Step 5 Each box on the Qualifications page must be checked before the “I Agree”

button turns green and is clickable.

Step 6 You may now monitor the auction in real time by clicking on the Auction

Details dropdown in the middle of the page.

Step 7 By selecting the Zions Subordinated Notes auction, you are able to view the

Bid Page. You can input a bid on each of the bid lines with different combinations of units and rates (each Note is 1 unit with $25 par value).

Once you are satisfied that your bids are entered correctly, click “Submit”.

Step 8 After landing on the Bid Confirmation page, check to see if the bids are entered correctly by checking the “I confirm the bid shown in the table above” box, then click “Confirm” to officially submit your bids. If you are outbid at any point, a warning will appear to the right of your bids.

Step 9 After you have submitted successful bids, you may return to the Bid Page to edit these bids as the auction progresses, but only if the edits are to improve a bid (i.e., once a bid is submitted you cannot increase the dividend rate, only decrease).

For technical questions, please call: 1-800-524-8875

Zions Bancorporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus dated April 4, 2011 contained in that registration statement, the preliminary prospectus supplement dated September 9, 2013, and other documents Zions Bancorporation has filed with the SEC for more complete information about Zions Bancorporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Zions Monday,Bancorporation, September 09, 2013 2:19 PM any underwriter or any dealer participating in this offering will arrange to send you a 471-2526, Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322 or Macquarie Capital (USA) Inc. toll-free at 1-888-268-3937. Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system